UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             Boo Koo Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   09853P103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Mr. Stephen C. Johnson
                                 Managing Member
                                    MVPS, LLC
                        2100 McKinney Avenue, Suite 1550
                               Dallas, Texas 75201
                                 (972) 818-3862
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 1, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     09853P103
--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                Stephen C. Johnson

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)    [ ]
            (b)    [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   AF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
     Number of                     7)  Sole Voting Power:               133,319*
                                       -----------------------------------------
     Shares Beneficially           8)  Shared Voting Power:           2,230,272*
                                       -----------------------------------------
     Owned by
     Each Reporting                9)  Sole Dispositive Power:          133,319*
                                       -----------------------------------------
     Person With                  10)  Shared Dispositive Power:      2,230,272*
                                       -----------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                 2,364,185*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                      Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      7.5%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  HC/IN

--------------------------------------------------------------------------------
* Based on 31,269,442 shares of common stock issued and outstanding as of August 1, 2007, as reported by the issuer in its Form 8-K filed with the Securities and Exchange Commission on August 3, 2007.

Cusip No.     09853P103
--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                Victor J. Schmerbeck

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)    [ ]
            (b)    [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   AF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
     Number of                     7)  Sole Voting Power:                     0*
                                       -----------------------------------------
     Shares Beneficially           8)  Shared Voting Power:           2,230,272*
                                       -----------------------------------------
     Owned by
     Each Reporting                9)  Sole Dispositive Power:                0*
                                       -----------------------------------------
     Person With                  10)  Shared Dispositive Power:      2,230,272*
                                       -----------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                 2,230,272*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                      Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      7.1%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  HC/IN

--------------------------------------------------------------------------------
* Based on 31,269,442 shares of common stock issued and outstanding as of August 1, 2007, as reported by the issuer in its Form 8-K filed with the Securities and Exchange Commission on August 3, 2007.

Cusip No.     09853P103
--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                Mark C. Still

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)    [ ]
            (b)    [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   AF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
     Number of                     7)  Sole Voting Power:                     0*
                                       -----------------------------------------
     Shares Beneficially           8)  Shared Voting Power:           2,230,272*
                                       -----------------------------------------
     Owned by
     Each Reporting                9)  Sole Dispositive Power:                0*
                                       -----------------------------------------
     Person With                  10)  Shared Dispositive Power:      2,230,272*
                                       -----------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                 2,230,272*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                      Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      7.1%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  HC/IN

--------------------------------------------------------------------------------
* Based on 31,269,442 shares of common stock issued and outstanding as of August 1, 2007, as reported by the issuer in its Form 8-K filed with the Securities and Exchange Commission on August 3, 2007.

Cusip No.     09853P103
--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                Paul M. Voorheis

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)    [ ]
            (b)    [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   AF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
     Number of                     7)  Sole Voting Power:                     0*
                                       -----------------------------------------
     Shares Beneficially           8)  Shared Voting Power:           2,230,272*
                                       -----------------------------------------
     Owned by
     Each Reporting                9)  Sole Dispositive Power:                0*
                                       -----------------------------------------
     Person With                  10)  Shared Dispositive Power:      2,230,272*
                                       -----------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                 2,230,272*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                      Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      7.1%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  HC/IN

--------------------------------------------------------------------------------
* Based on 31,269,442 shares of common stock issued and outstanding as of August 1, 2007, as reported by the issuer in its Form 8-K filed with the Securities and Exchange Commission on August 3, 2007.

Cusip No.     09853P103
--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                MVPS, LLC

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)    [ ]
            (b)    [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   AF

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
     Number of                     7)  Sole Voting Power:             1,694,700*
                                       -----------------------------------------
     Shares Beneficially           8)  Shared Voting Power:                   0*
                                       -----------------------------------------
     Owned by
     Each Reporting                9)  Sole Dispositive Power:        1,694,700*
                                       -----------------------------------------
     Person With                  10)  Shared Dispositive Power:              0*
                                       -----------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                 1,694,700*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                      Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      5.4%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  HC/CO

--------------------------------------------------------------------------------
* Based on 31,269,442 shares of common stock issued and outstanding as of August 1, 2007, as reported by the issuer in its Form 8-K filed with the Securities and Exchange Commission on August 3, 2007.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the "Shares"), of Boo Koo Holdings, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4951 Airport Parkway, #660, Addison, Texas 75001.


Item 2.   Identity and Background.
          -----------------------

          (a) The persons filing this  statement are Stephen C. Johnson,  Victor
J. Schmerbeck, Marc C. Still, Paul M. Voorheis, and MVPS, LLC, a Texas limited liability company ("MVPS") (collectively, the "Reporting Persons"). Mr. Johnson, Mr. Schmerbeck, Mr. Still and Mr. Voorheis are the principals of MVPS.

          (b) The business address of the Reporting Persons is 2100 McKinney Avenue, Suite 1550, Dallas, Texas 75201.

          (c) The principal business of Messrs. Johnson, Schmerbeck, Still and Voorheis is serving as the principals of MVPS and its affiliates. The principal business of MVPS is purchasing, holding and selling securities for investment purposes.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) MVPS is organized under the laws of the State of Texas. Messrs. Johnson, Schmerbeck, Still and Voorheis are citizens of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase the securities of the Company set forth herein on behalf of the Reporting Persons have come directly from the assets of such Reporting Persons and their affiliates. The aggregate amount of funds and other consideration used in purchasing the securities included in Item 5(c) of this Schedule 13D is described in Item 4 below.

Item 4.   Purpose of Transaction.
          ----------------------

          The Reporting Persons are the beneficial owners of the Shares reported in Items 7-11 of each cover sheet. The Reporting Persons acquired the securities of the Company reported on this Schedule 13D as a result of an acquisition on August 1, 2007 of Boo Koo Beverages, Inc., a privately held Texas corporation ("Old Boo Koo") by the Company (formerly known as Captech Financial Group, Inc.), pursuant to an Agreement and Plan of Merger, dated as of June 21, 2007 (the "Merger Agreement"), by and among the Company, Captech Acquisition Corp., a Delaware corporation and the Company's wholly-owned subsidiary ("Merger Sub"), and Old Boo Koo, providing for the merger of Merger Sub and Old Boo Koo, with Merger Sub being the surviving corporation and continuing as the Company's wholly-owned subsidiary (the "Merger"). Immediately following the Merger, Merger Sub changed its name to "Boo Koo Beverages, Inc." and the Company began operating Boo Koo's business of producing, marketing and distributing alternative beverage category energy drinks.

          As part of the Merger, the Company issued approximately 24,711,070 shares of the Company's common stock to the former stockholders of Old Boo Koo in exchange for all of the issued and outstanding shares of common stock of Old Boo Koo (including all shares of common stock of Old Boo Koo into which convertible notes were converted and for which warrants were exercised immediately prior to the Merger), including those held by the Reporting Persons.

          In connection with the Financing (as defined in Item 6 below), the Company issued warrants to purchase an aggregate of 194,755 shares of the Company's common stock at an exercise price of $1.32 per share to an affiliate of MVPS in its role as a co-placement agent.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete documents or agreements governing such matters, each of which is attached hereto or incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) Mr. Johnson is the beneficial owner of 2,364,185 Shares. Messrs. Schmerbeck, Still and Voorheis are the beneficial owners of 2,230,272 Shares. These figures include (i) 1,694,700 Shares held by MVPS, (ii) 340,817 Shares purchased in the Financing by an affiliate of MVPS and (iii) 194,755 Shares underlying warrants issued to such affiliate in its role as a co-placement agent in connection with the Financing. Messrs. Johnson, Schmerbeck, Still and Voorheis are members of MVPS and may be deemed to beneficially own the Shares held by MVPS and its affiliates.

          MVPS is the beneficial owners of 1,694,700 Shares.

          (b) Mr. Johnson has sole power to vote and direct the disposition of 133,319 Shares for which he is deemed to be the beneficial owner. Mr. Johnson has shared power to vote and direct the disposition of 2,230,272 Shares for which he is deemed to be the beneficial owner through his ownership of MVPS and its affiliates.

          Messrs. Schmerbeck, Still and Voorheis have shared power to vote and direct the disposition of 2,230,272 Shares for which they are deemed to be the beneficial owners through their ownership of MVPS and its affiliates.

          MVPS has sole power to vote and direct the disposition of 1,694,700 Shares for which it is deemed to be the beneficial owner.

          (c) The only transactions in Shares that were effected during the past sixty days were those described in Item 4 above.

          (d) An affiliate of MVPS has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of (i) 340,817 Shares purchased in the Financing by such affiliate and (ii) 194,755 Shares underlying warrants issued to such affiliate in its role as a co-placement agent in connection with the Financing.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          The Company entered into and closed on a Securities Purchase Agreement (the "Securities Purchase Agreement"), dated as of August 1, 2007, among the Company and the purchasers named therein (the "Purchasers"). The Securities Purchase Agreement provides for the sale by the Company to the Purchasers of a total of 6,252,595 Shares at a price of $1.20 per share for gross proceeds of approximately $7.5 million (the "Financing"). The Company intends to use the net proceeds from the offering for working capital and general corporate purposes, as well as to pay down debt. Pursuant to the terms of the Securities Purchase Agreement, the Purchasers shall have the right, for a period of 45 days from the closing of the Financing, to purchase additional Shares in an aggregate amount of up to $5.0 million at a purchase price of $1.20 per Share.

          In connection with the Securities Purchase Agreement, the Company and the Purchasers entered into a Registration Rights Agreement, dated as of August 1, 2007, and the Company agreed to file a registration statement to register the resale of the Shares, within 60 days of the closing and to use commercially reasonable efforts to cause the registration statement to be declared effective within 105 days (or 150 days if the Company receives comments from the SEC).

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete documents or agreements governing such matters, each of which is attached hereto or incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Persons and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Joint Filing Agreement, dated August 13, 2007, entered into by and among Mr. Johnson, Mr. Schmerbeck, Mr. Still, Mr. Voorheis and MVPS.

          2. Agreement and Plan of Merger, dated as of June 21, 2007 by and among Captech, Merger Sub, and Old Boo Koo, providing for the merger of Merger Sub and Old Boo Koo, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, dated August 1, 2007, as filed by Captech Financial Group, Inc. with the Securities and Exchange Commission on August 3, 2007.

          3. Securities Purchase Agreement dated as of August 1, 2007, by and among Captech Financial Group, Inc. and the investors identified on the signature pages thereto, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K, dated August 1, 2007, as filed by Captech Financial Group, Inc. with the Securities and Exchange Commission on August 3, 2007.

          4. Registration Rights Agreement dated as of August 1, 2007, by and among Captech Financial Group, Inc. and the investors identified on the signature pages thereto, incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K, dated August 1, 2007, as filed by Captech Financial Group, Inc. with the Securities and Exchange Commission on August 3, 2007.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              August 13, 2007


                                              By:    /s/ Stephen C. Johnson
                                                 -------------------------------
                                                 Name:  Stephen C. Johnson



                                              By:    /s/ Victor J. Schmerbeck
                                                 -------------------------------
                                                 Name:  Victor J. Schmerbeck



                                              By:    /s/ Marc C. Still
                                                 -------------------------------
                                                 Name:  Marc C. Still



                                              By:    /s/ Paul M. Voorheis
                                                 -------------------------------
                                                 Name:  Paul M. Voorheis



                                              MVPS, LLC


                                              By:    /s/ Stephen C. Johnson
                                                 -------------------------------
                                              Name:  Stephen C. Johnson
                                              Title: Member



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                                       EXHIBIT 1



                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k), as promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Boo Koo Beverages, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of August 13, 2007.


                                              August 13, 2007


                                              By:    /s/ Stephen C. Johnson
                                                 -------------------------------
                                                 Name:  Stephen C. Johnson



                                              By:    /s/ Victor J. Schmerbeck
                                                 -------------------------------
                                                 Name:  Victor J. Schmerbeck



                                              By:    /s/ Marc C. Still
                                                 -------------------------------
                                                 Name:  Marc C. Still



                                              By:    /s/ Paul M. Voorheis
                                                 -------------------------------
                                                 Name:  Paul M. Voorheis



                                              MVPS, LLC


                                              By:    /s/ Stephen C. Johnson
                                                 -------------------------------
                                              Name:  Stephen C. Johnson
                                              Title: Member